FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated January 31, 2013
2.	Financial results for the quarter ended December 31, 2012
3.	Certificate of S.R. Batliboi & Co., Statutory Auditors of the Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 31, 2013	By:	/s/ Mr. Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 31, 2013

Performance Review – Quarter ended December 31, 2012

•	Consolidated return on equity (annualised) of 15.7% for the quarter ended December 31, 2012 (Q3-2013)

•	30% year-on-year increase in standalone profit after tax to Rs. 2,250 crore (US$ 409 million) for Q3-2013 from Rs. 1,728 crore (US$ 314 million) for the quarter ended December 31, 2011 (Q3-2012)

•	22% year-on-year increase in consolidated profit after tax to Rs. 2,645 crore (US$ 481 million) for Q3-2013 from Rs. 2,174 crore (US$ 395 million) for Q3-2012

•	Net interest margin improved by 37 basis points to 3.07% for Q3-2013 compared to the same period last year

•	16% year-on-year increase in advances to Rs. 286,766 crore (US$ 52.1 billion) at December 31, 2012

•	17% year-on-year increase in retail advances to Rs. 96,528 crore (US$ 17.6 billion) at December 31, 2012

•	Net non-performing asset ratio at 0.64% at December 31, 2012 compared to 0.70% at December 31, 2011 and 0.66% at September 30, 2012

•	Strong capital adequacy ratio of 19.53% and Tier-1 capital adequacy of 13.25%

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2012.

Profit & loss account

•
Standalone profit after tax increased 30% to Rs. 2,250 crore (US$ 409 million) for the quarter ended December 31, 2012 (Q3-2013) from Rs. 1,728 crore (US$ 314 million) for the quarter ended December 31, 2011 (Q3-2012).

•
Standalone profit after tax increased 32% to Rs. 6,021 crore (US$ 1,095 million) for the nine months ended December 31, 2012 (9M-2013) from Rs. 4,563 crore (US$ 830 million) for the nine months ended December 31, 2011 (9M-2012).

•	Net interest income increased 29% to Rs. 3,499 crore (US$ 636 million) in Q3-2013 from Rs. 2,712 crore (US$ 493 million) in Q3-2012.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Net interest margin improved to 3.07% for Q3-2013 from 2.70% for Q3-2012.

•	Non-interest income increased by 17% to Rs. 2,215 crore (US$ 403 million) in Q3-2013 from Rs. 1,892 crore (US$ 344 million) in Q3-2012.

•	Cost-to-income ratio reduced to 39.5% in Q3-2013 from 41.5% in Q3-2012.

•	Provisions were at Rs. 369 crore (US$ 67 million) in Q3-2013 compared to Rs. 341 crore (US$ 62 million) in Q3-2012 and Rs. 508 crore (US$ 92 million) in the quarter ended September 30, 2012 (Q2-2013).

•	Return on average assets (annualised) was 1.76% in Q3-2013 compared to 1.49% in Q3-2012.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank has grown its retail disbursements, resulting in an improvement in retail loan portfolio growth. The Bank continued to leverage its strong corporate franchise, its international presence and its branch network in India. At December 31, 2012, the Bank had 2,895 branches, the largest branch network among private sector banks in the country. The Bank has also increased its ATM network to 10,040 ATMs at December 31, 2012 as compared to 7,602 at December 31, 2011.

Credit growth

Advances increased by 16% year-on-year to Rs. 286,766 crore (US$ 52.1 billion) at December 31, 2012 from Rs. 246,157 crore (US$ 44.8 billion) at December 31, 2011. The year-on-year growth in retail advances was 17% at December 31, 2012 compared to a year-on-year growth of 14% at September 30, 2012.

Deposit growth

The Bank maintained its current and savings account (CASA) ratio at 40.9% at December 31, 2012 compared to 40.7% at September 30, 2012. The Bank also maintained its average CASA ratio at 37.4% during Q3-2013 compared to 37.5% during Q2-2013. During Q3-2013, CASA deposits increased by Rs. 2,718 crore (US$ 494 million). At December 31, 2012, savings account deposits were Rs. 81,463 crore (US$ 14.8 billion) and current account deposits were Rs. 35,674 crore (US$ 6.5 billion).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at December 31, 2012 as per Reserve Bank of India’s guidelines on Basel II norms was 19.53% and Tier-1 capital adequacy was 13.25%, well above RBI’s requirement of total capital adequacy of 9.0% and Tier-1 capital adequacy of 6.0%.

 Asset quality

Net non-performing assets at December 31, 2012 were Rs. 2,185 crore (US$ 397 million) compared to Rs. 2,138 crore (US$ 389 million) at September 30, 2012 and Rs. 2,082 crore (US$ 379 million) at December 31, 2011. The Bank’s net non-performing asset ratio was 0.64% at December 31, 2012 compared to 0.66% at September 30, 2012 and 0.70% at December 31, 2011. The Bank’s provision coverage ratio computed in accordance with the RBI guidelines was 77.7% at December 31, 2012. Net restructured loans at December 31, 2012 were Rs. 4,169 crore (US$ 758 million) compared to Rs. 4,158 crore (US$ 756 million) at September 30, 2012.

Consolidated profits

Consolidated profit after tax increased 22% to Rs. 2,645 crore (US$ 481 million) for Q3-2013 from Rs. 2,174 crore (US$ 395 million) for Q3-2012.  The consolidated return on equity (annualised) improved from 14.2% in Q3-2012 to 15.7% in Q3-2013.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during 9M-2013. ICICI Life’s profit after tax for Q3-2013 was Rs. 397 crore (US$ 72 million) compared to Rs. 367 crore (US$ 67 million) for Q3-2012. ICICI Life’s annualised premium equivalent (APE) increased by 11% to Rs. 2,255 crore (US$ 410 million) in 9M-2013 from Rs. 2,040 crore (US$ 371 million) in 9M-2012. The assets under management at December 31, 2012 were Rs. 74,982 crore (US$ 13.6 billion).

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during 9M-2013. The gross premium income of ICICI General increased by 24% to Rs. 1,687 crore (US$ 307 million) in Q3-2013 from Rs. 1,356 crore (US$ 247 million) in Q3-2012. ICICI General’s profit after tax for Q3-2013 was Rs. 95 crore (US$ 17 million) compared to Rs. 101 crore (US$ 18 million) for Q3-2012.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

Rs. crore
	FY2012	Q3-2012	9M-2012	Q2-2013	Q3-2013	9M-2013
Net interest income	10,734	2,712	7,629	3,371	3,499	10,063
Non-interest income	7,502	1,892	5,274	2,043	2,215	6,138
- Fee income	6,707	1,701	4,979	1,709	1,771	5,126
- Dividend and other income	808	256	465	162	193	609
- Treasury income	(13)	(65)	(170)	172	251	403
Less:
Operating expense1	7,850	1,917	5,628	2,221	2,261	6,606
Operating profit	10,386	2,687	7,275	3,193	3,453	9,595
Less: Provisions	1,583	341	1,114	508	369	1,342
Profit before tax	8,803	2,346	6,161	2,685	3,084	8,253
Less: Tax	2,338	618	1,598	729	834	2,232
Profit after tax	6,465	1,728	4,563	1,956	2,250	6,021

1.	Includes commissions paid to direct marketing agents (DMAs) for origination of retail loans and lease depreciation.
2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

  Rs. crore
	At
	December 31, 2011	March 31, 2012	September 30, 2012	December 31, 2012
Capital and Liabilities
Capital	1,153	1,153	1,153	1,153
Employee stock options outstanding	2	2	3	4
Reserves and surplus	59,821	59,250	63,306	65,961
Deposits	260,589	255,500	281,438	286,418
Borrowings (includes subordinated debt)1	122,281	140,165	135,390	147,149
Other liabilities2	47,095	32,999	29,904	26,654
Total Capital and Liabilities	490,941	489,069	511,194	527,339

Assets
Cash and balances with Reserve Bank of India	22,144	20,461	21,175	21,778
Balances with banks and money at call and short notice	17,202	15,768	21,247	19,351
Investments	149,791	159,560	157,914	166,842
Advances	246,157	253,728	275,076	286,766
Fixed assets	4,617	4,615	4,621	4,619
Other assets2	51,030	34,937	31,161	27,983
Total Assets	490,941	489,069	511,194	527,339

1. Borrowings include preference share capital of Rs. 350 crore.
2. At December 31, 2012, the Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM amounting to Rs. 12,254 crore has been included in Other assets and gross negative MTM amounting to Rs. 10,744 crore has been included in Other liabilities. Consequent to the change, Other assets and Other liabilities have increased by Rs. 14,139 crore, Rs. 15,422 crore and Rs. 31,648 crore at September 30, 2012, March 31, 2012 and December 31, 2011 respectively.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 55.00

Item 2

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars			Three months ended			Nine months ended		Year ended
				December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011	March 31, 2012
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			10,138.29	10,026.33	8,591.87	29,710.27	24,368.01	33,542.65
	a)	Interest/discount on advances/bills		7,065.80	6,848.79	5,685.84	20,370.42	16,001.71	22,129.89
	b)	Income on investments		2,742.42	2,744.54	2,472.54	8,188.87	7,068.55	9,684.02
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		136.25	148.83	134.11	408.69	363.21	491.14
	d)	Others		193.82	284.17	299.38	742.29	934.54	1,237.60
2.	Other income			2,214.62	2,042.97	1,891.86	6,137.51	5,274.30	7,502.76
3.	TOTAL INCOME (1)+(2)			12,352.91	12,069.30	10,483.73	35,847.78	29,642.31	41,045.41
4.	Interest expended			6,639.27	6,655.10	5,879.85	19,647.08	16,738.63	22,808.50
5.	Operating expenses (e)+(f)			2,261.16	2,220.90	1,916.78	6,605.59	5,628.80	7,850.44
	e)	Employee cost		940.64	965.88	836.63	2,893.55	2,412.18	3,515.28
	f)	Other operating expenses		1,320.52	1,255.02	1,080.15	3,712.04	3,216.62	4,335.16
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)			8,900.43	8,876.00	7,796.63	26,252.67	22,367.43	30,658.94
7.	OPERATING PROFIT (3)–(6) (Profit before provisions and contingencies)			3,452.48	3,193.30	2,687.10	9,595.11	7,274.88	10,386.47
8.	Provisions (other than tax) and contingencies			368.73	507.92	341.10	1,342.52	1,113.75	1,583.04
9.	Exceptional items			..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,083.75	2,685.38	2,346.00	8,252.59	6,161.13	8,803.43
11.	Tax expense (g)+(h)			833.51	729.27	617.90	2,231.19	1,597.64	2,338.17
	g)	Current period tax		746.91	679.36	492.94	2,162.81	1,564.45	2,193.52
	h)	Deferred tax adjustment		86.60	49.91	124.96	68.38	33.19	144.65
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,250.24	1,956.11	1,728.10	6,021.40	4,563.49	6,465.26
13.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,250.24	1,956.11	1,728.10	6,021.40	4,563.49	6,465.26
15.	Paid-up equity share capital (face value Rs. 10/- each)			1,153.36	1,153.08	1,152.62	1,153.36	1,152.62	1,152.77
16.	Reserves excluding revaluation reserves			65,961.38	63,305.63	59,821.05	65,961.38	59,821.05	59,250.09
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.01	0.01	..	0.01	..	..
	ii)	Capital adequacy ratio		19.53%	18.28%	18.88%	19.53%	18.88%	18.52%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months) (in Rs.)	19.51	16.97	14.99	52.23	39.61	56.11
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months) (in Rs.)	19.42	16.91	14.96	52.06	39.49	55.95

18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		9,763.39	10,036.37	9,723.01	9,763.39	9,723.01	9,475.33
	ii)	Net non-performing advances		2,181.53	2,134.07	2,047.67	2,181.53	2,047.67	1,860.84
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.31%	3.54%	3.82%	3.31%	3.82%	3.62%
	iv)	% of net non-performing advances to net advances		0.76%	0.78%	0.83%	0.76%	0.83%	0.73%
19.	Return on assets (annualised)			1.80%	1.59%	1.57%	1.66%	1.43%	1.50%
20.	Public shareholding
	i)	No. of shares		1,153,303,032	1,153,027,642	1,152,564,657	1,153,303,032	1,152,564,657	1,152,714,442
	ii)	Percentage of shareholding		100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..		..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1
At December 31, 2012 the percentage of gross non-performing customer assets to gross customer assets was 2.82% and net non-performing customer assets to net customer assets was 0.64%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	December 31, 2012	September 30, 2012	March 31, 2012	December 31, 2011
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,153.36	1,153.08	1,152.77	1,152.62
Employees stock options outstanding	3.95	3.43	2.39	1.84
Reserves and surplus	65,961.38	63,305.63	59,250.09	59,821.05
Deposits	286,418.06	281,438.20	255,499.96	260,589.36
Borrowings (includes preference shares and subordinated debt)	147,149.07	135,390.13	140,164.90	122,280.83
Other liabilities and provisions	26,653.07	29,903.98	32,998.69	47,095.74
Total Capital and Liabilities	527,338.89	511,194.45	489,068.80	490,941.44

Assets
Cash and balances with Reserve Bank of India	21,777.62	21,175.08	20,461.30	22,144.07
Balances with banks and money at call and short notice	19,351.02	21,247.03	15,768.02	17,201.90
Investments	166,842.01	157,913.96	159,560.04	149,791.42
Advances	286,765.98	275,075.63	253,727.66	246,157.49
Fixed assets	4,618.52	4,621.49	4,614.68	4,616.63
Other assets	27,983.74	31,161.26	34,937.10	51,029.93
Total Assets	527,338.89	511,194.45	489,068.80	490,941.44

CONSOLIDATED FINANCIAL RESULTS

(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011	March 31, 2012
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	18,715.39	18,609.43	16,497.35	53,964.53	47,357.75	66,658.28
2.	Net profit	2,644.61	2,390.37	2,174.22	7,111.56	5,832.67	7,642.94
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/nine months) (in Rs.)	22.93	20.73	18.87	61.68	50.62	66.33
	b) Diluted EPS (not annualised for three months/nine months) (in Rs.)	22.79	20.63	18.78	61.38	50.37	66.06

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED

(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011	March 31, 2012
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment revenue
a	Retail Banking	5,698.63	5,579.55	4,951.87	16,742.23	14,487.12	19,711.27
b	Wholesale Banking	8,264.85	7,988.92	6,798.37	23,502.34	18,787.09	26,171.31
c	Treasury	9,025.02	8,917.37	7,603.06	26,451.45	21,847.44	30,141.42
d	Other Banking	103.89	71.78	51.96	257.73	187.48	282.18
	Total segment revenue	23,092.39	22,557.62	19,405.26	66,953.75	55,309.13	76,306.18
	Less: Inter segment revenue	10,739.48	10,488.32	8,921.53	31,105.97	25,666.82	35,260.77
	Income from operations	12,352.91	12,069.30	10,483.73	35,847.78	29,642.31	41,045.41
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking	242.49	299.53	320.45	684.86	341.91	549.99
b	Wholesale Banking	1,922.76	1,487.62	1,657.14	4,998.38	4,457.95	6,207.73
c	Treasury	934.49	828.16	398.24	2,561.82	1,380.41	2,080.68
d	Other Banking	(15.99)	70.07	(29.83)	7.53	(19.14)	(34.97)
	Total segment results	3,083.75	2,685.38	2,346.00	8,252.59	6,161.13	8,803.43
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	3,083.75	2,685.38	2,346.00	8,252.59	6,161.13	8,803.43
3.	Capital employed
a	Retail Banking	(124,172.15)	(120,961.40)	(105,342.94)	(124,172.15)	(105,342.94)	(106,850.82)
b	Wholesale Banking	123,905.41	115,358.26	90,958.19	123,905.41	90,958.19	106,384.77
c	Treasury	59,610.96	63,115.73	68,274.02	59,610.96	68,274.02	53,552.58
d	Other Banking	2,112.79	1,590.79	1,506.03	2,112.79	1,506.03	1,717.58
e	Unallocated	5,661.68	5,358.76	5,580.21	5,661.68	5,580.21	5,601.14
	Total	67,118.69	64,462.14	60,975.51	67,118.69	60,975.51	60,405.25

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on January 31, 2013.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.

3.
The provision coverage ratio of the Bank at December 31, 2012, computed as per the RBI circular dated December 1, 2009, is 77.7% (September 30, 2012: 78.7%; March 31, 2012: 80.4%; December 31, 2011: 78.9%).

4.
In accordance with Insurance Regulatory and Development Authority (IRDA) guidelines, ICICI Lombard General Insurance Company (ICICI General), together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the Pool), administered by the General Insurance Corporation of India (GIC) from April 1, 2007. The Pool covered reinsurance of third party risks of commercial vehicles. IRDA through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 has directed the dismantling of the Pool on a clean cut basis and advised recognition of the Pool liabilities as per loss ratios estimated by GAD UK ("GAD Estimates") for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012. ICICI General recognised the additional liabilities of the Pool in the three months ended March 31, 2012 and accordingly the Bank's consolidated net profit after tax for the year ended March 31, 2012 includes impact of additional Pool losses of Rs. 503.03 crore in line with Bank's shareholding in ICICI General.

5.
At December 31, 2012 the Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM amounting to Rs. 12,254.23 crore has been included in Other assets and gross negative MTM amounting to Rs. 10,743.75 crore has been included in Other liabilities. Consequent to the change, Other assets and Other liabilities have increased by Rs. 14,139.33 crore, Rs. 15,421.71 crore and Rs. 31,648.46 crore at September 30, 2012, March 31, 2012 and December 31, 2011 respectively.

6.	During the three months ended December 31, 2012 the Bank has allotted 275,390 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.

7.	Status of equity investors' complaints/grievances for the three months ended December 31, 2012:

Opening balance	Additions	Disposals	Closing balance
0	24	22	2

8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

9.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co., Chartered Accountants.

10.	Rs. 1 crore = Rs. 10 million.

Place:	Mumbai	N. S. Kannan
Date:	January 31, 2013	Executive Director & CFO

Item 3

Auditor’s Report on Quarterly Financial Results and Year to Date Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of
ICICI bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited for the quarter ended December 31, 2012 and the year-to-date results for the period April 1, 2012 to December 31, 2012, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results as well as the year-to-date financial results have been prepared from interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, as applicable to banks.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
We did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 107,915.83 crores as at December 31, 2012, the total revenue of Rs. 1,197.89 crores for the quarter ended December 31, 2012 and Rs. 3,915.01 crores for the nine months ended December 31, 2012 and net cash out flows amounting to Rs. 7,168.98 crores for the quarter ended December 31, 2012 and net cash flows amounting to Rs. 5,675.76 crores for the nine months ended December 31, 2012. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results as well as the year-to-date results:

(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit for the quarter ended December 31, 2012 as well as the year to date results for the period from April 1, 2012 to December 31, 2012.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the company in terms of clause 35 of the Listing Agreement and found the same to be correct.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102
Mumbai, 31 January 2013